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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)


                               (FINAL AMENDMENT)


                                AND SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)

                            ------------------------

                                 ACORDIA, INC.
                           (NAME OF SUBJECT COMPANY)

                            AICI ACQUISITION CORP.,
                          A WHOLLY OWNED SUBSIDIARY OF

                        ANTHEM INSURANCE COMPANIES, INC.
                                   (BIDDERS)

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  004929 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              PATRICK M. SHERIDAN
                             AICI ACQUISITION CORP.
                        ANTHEM INSURANCE COMPANIES, INC.
                              120 MONUMENT CIRCLE
                          INDIANAPOLIS, INDIANA 46204
                           TELEPHONE: (317) 488-6000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                              JAMES H. GROSS, ESQ.
                        VORYS, SATER, SEYMOUR AND PEASE
                       P.O. BOX 1008, 52 EAST GAY STREET
                               COLUMBUS, OH 43216
                           TELEPHONE: (614) 464-6400

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

   CUSIP No. 004929 10 5


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  1        NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ANTHEM
           INSURANCE COMPANIES, INC.
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
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  3        SEC USE ONLY
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  4        SOURCES OF FUNDS WC
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [
           ]
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  6        CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA
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  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,737,528 SHARES OF COMMON
           STOCK
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  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 97.8%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
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

   CUSIP No. 004929 10 5


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  1        NAME OF REPORTING PERSONS S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS AICI
           ACQUISITION CORP.
---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY
---------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS WC, AF
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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f) [
           ]
---------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
---------------------------------------------------------------------------------------------------------
  7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,737,528 SHARES OF COMMON
           STOCK
---------------------------------------------------------------------------------------------------------
  8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [ ]
---------------------------------------------------------------------------------------------------------
  9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7): 97.8%
---------------------------------------------------------------------------------------------------------
  10       TYPE OF REPORTING PERSON CO
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

     Anthem Insurance Companies, Inc. and its wholly-owned subsidiary, AICI Acquisition Corp., hereby amend and supplement their combined Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on June 6, 1997, with respect to an offer to purchase all outstanding shares of Common Stock, par value $1.00 per share of Acordia, Inc., a Delaware corporation, as set forth in the Statement. This filing constitutes the final amendment to the Statement. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.



     The information set forth in Item 6 (a-b) of the Statement is hereby amended and supplemented by the following information:



     The Offer expired pursuant to its terms at 12:00 Midnight, New York City time, on Wednesday, July 9,
1997. Based on information provided by the Depositary, 4,045,472 shares of Common Stock (including notices of guaranteed delivery), representing approximately 31.1% of the outstanding Common Stock, were tendered and not withdrawn pursuant to the Offer. The tendered shares, together with the 8,693,056 shares already owned by the Purchaser, represent approximately 98% of the outstanding Common Stock of the Company.



ITEM 10. ADDITIONAL INFORMATION.



     The information set forth in Item 10(f) of the Statement is hereby amended and supplemented by the following information:



     On July 10, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(17) and is incorporated herein by reference, relating to the expiration of the Offer and the number of shares of Common Stock tendered in the Offer.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1) Offer to Purchase dated June 6, 1997.

      (a)(2) Letter of Transmittal.

      (a)(3) Notice of Guaranteed Delivery.

      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

      (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees.

      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (a)(7) Form of Summary Advertisement, dated June 6, 1997.

      (a)(8) Text of Press Release, dated June 2, 1997, issued by the Purchaser.

      (a)(9) Notice regarding the Acordia, Inc. Producers Deferred Compensation & Equity Plan.

      (a)(10) Notice regarding the Anthem, Acordia and ABI 401(k) Plans.

      (a)(11) Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of the Company, and L. Ben Lytle, Chairman of the Board of Directors of the Company, to all restricted stock participants.

      (a)(12) Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of the Company, and L. Ben Lytle, Chairman of the Board of Directors of the Company, to the restricted stock participants under the Producer Deferred Compensation and Equity Plan.

      (a)(13) Letter from Frank C. Witthun, President and CEO of the Company, and L. Ben Lytle, Chairman of the Board of Directors of the Company to each stock optionholder of the Company with an attached list of questions and answers regarding the stock options issued under the various Company stock compensation plans.

      (a)(14) Form of Stock Option Cancellation Agreement.

      (a)(15) Text of Press Release, dated July 2, 1997, issued by Parent.


      (a)(16) Text of Press Release, dated July 7, 1997, issued by Parent.



     *(a)(17) Text of Press Release, dated July 10, 1997, issued by Parent.


      (c)(1) Agreement and Plan of Merger dated as of June 2, 1997, among the Company, Parent and the Purchaser.

      (c)(2) Anthem Acordia Stock Plan, as amended.

      (c)(3) Fairness Opinion of Credit Suisse First Boston Corporation dated June 2, 1997.

      (c)(4) Complaint filed in Crandon Capital Partners v. Acordia, Inc., et. al. (Del. Ch. June 4, 1997).

      (c)(5) Complaint filed in Sherry Levinson v. Acordia, Inc., et. al., and Anthem Insurance Companies, Inc. (Del. Ch. June 4, 1997).

      (d)   None.

      (e)   Not applicable.

      (f)    None.
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* Material filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: July 10, 1997

                                          AICI ACQUISITION CORP.

                                          By:     /s/ PATRICK M. SHERIDAN
                                            ------------------------------------
                                            Name: Patrick M. Sheridan
                                            Title:  Treasurer

                                          ANTHEM INSURANCE COMPANIES, INC.

                                          By:     /s/ PATRICK M. SHERIDAN
                                            ------------------------------------
                                            Name: Patrick M. Sheridan
                                            Title:  Executive Vice President

                                 EXHIBIT INDEX


EXHIBIT                                                                                PAGE
NUMBER                                 EXHIBIT NAME                                   NUMBER
-------  -------------------------------------------------------------------------    ------
 (a)(1)  Offer to Purchase, dated June 6, 1997. ..................................
 (a)(2)  Letter of Transmittal. ..................................................
 (a)(3)  Notice of Guaranteed Delivery. ..........................................
 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees. ...............................................................
 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees. ...........................................
 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9. ....................................................
 (a)(7)  Form of Summary Advertisement, dated June 6, 1997. ......................
 (a)(8)  Text of Press Release, dated June 2, 1997, issued by the Purchaser. .....
 (a)(9)  Notice regarding the Acordia, Inc. Producers Deferred Compensation &
         Equity Plan. ............................................................
 (a)(10) Notice regarding the Anthem, Acordia and ABI 401(k) Plans. ..............
 (a)(11) Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of the Company, and L. Ben Lytle, Chairman of the Board of Directors of the
         Company, to all restricted stock participants. ..........................
 (a)(12) Letter dated June 17, 1997 from Frank C. Witthun, President and CEO of the Company, and L. Ben Lytle, Chairman of the Board of Directors of the
         Company, to the restricted stock participants under the Producer Deferred
         Compensation and Equity Plan. ...........................................
 (a)(13) Letter from Frank C. Witthun, President and CEO of the Company, and L.
         Ben Lytle, Chairman of the Board of Directors of the Company to each stock optionholder of the Company with an attached list of questions and answers regarding the stock options issued under the various Company stock compensation plans. ...............................................
 (a)(14) Form of Stock Option Cancellation Agreement. ............................
 (a)(15) Text of Press Release, dated July 2, 1997, issued by Parent. ............
 (a)(16) Text of Press Release, dated July 7, 1997, issued by Parent. ............
*(a)(17) Text of Press Release, dated July 7, 1997, issued by Parent. ............
 (c)(1)  Agreement and Plan of Merger dated as of June 2, 1997, among the Company,
         Parent and the Purchaser. ...............................................
 (c)(2)  Anthem Acordia Stock Plan, as amended. ..................................
 (c)(3)  Fairness Opinion of Credit Suisse First Boston Corporation
         dated June 2, 1997. .....................................................
 (c)(4)  Complaint filed in Crandon Capital Partners v. Acordia, Inc., et al.
         (Del. Ch. June 4, 1997)..................................................
 (c)(5)  Complaint filed in Sherry Levinson v. Acordia, Inc., et. al., and Anthem
         Insurance Companies, Inc. (Del. Ch. June 4, 1997). ......................
 (d)     None. ...................................................................
 (e)     Not applicable. .........................................................
 (f)     None. ...................................................................


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* Material filed herewith.